Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc.
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
January 4, 2006.

Item 3	News Release
The news release was disseminated on January 4, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has expanded the zone to the east and southeast. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-02.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A.

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
January 4, 2006.

999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silver-standard.com

N E W S    R E L E A S E

January 4, 2006	Trading Symbols:
News Release 06-02	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SOUTH RIDGE ZONE
AT PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the South Ridge of the Pitarrilla silver project in Mexico has expanded the zone to the east and southeast. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Significant new diamond drill holes at South Ridge include:

  PD-58, drilled from the west side of the ridge, which intersected 469.9 feet averaging 6.2 ounces of silver per ton (143.2 meters averaging 213.5 grams of silver per tonne), including 122.4 feet averaging 12.4 ounces of silver per ton (37.3 meters averaging 424.7 grams of silver per tonne). PD-58 was collared on the west side of the ridge and was designed to test continuity of mineralization and geologic controls along the strike of the South Ridge Zone.

  PD-59, a vertical hole collared on the east side of the ridge, which intersected from surface 139.0 feet averaging 5.9 ounces of silver per ton (42.4 meters averaging 202.7 grams of silver per tonne). This hole demonstrates continuity of the zone as it trends toward the southeast.

  PD-64, another vertical hole on the east side of the ridge, which intersected 381.2 feet averaging 3.8 ounces of silver per ton (116.2 meters averaging 128.6 grams of silver per tonne.

Drilling in the South Ridge Zone continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) with a moderate dip to the southeast. The South Ridge Zone now measures approximately 350 meters by 450 meters and is open along strike and downdip.

On December 12, 2005, Silver Standard reported an update of silver resource estimates at Pitarrilla. To date, four zones have had resource estimates reported – Cordon Colorado, Peña Dyke, Javelina Creek and South Ridge – and total 71.6 million ounces of silver resources in the indicated category and 80.3 million ounces in the inferred category.

The resource estimate for South Ridge was limited to drilling up to and including diamond hole PD-62. Holes that follow, including those reported in this release, will be added to the next update. The most recent phase of drilling was concluded at hole PD-73 and assays for the remaining holes are pending. A fifth zone, Breccia Ridge, requires additional drilling before a resource estimate can be completed.

Silver Standard’s measured silver resources will total 101.9 million ounces, indicated resources will total 488.6 million ounces and inferred resources will total 508.6 million ounces on closing of the previously reported acquisition of the Veta Colorado silver project in Mexico.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla. Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results - November 2005
South Ridge Zone

						Silver		Silver
Hole		Dip/	From	To	Interval	(in	Interval	(in oz./
No.	Location	Azimuth	( m )	( m )	( m )	grams/tonne)	(in feet)	ton)
PD-57	504092E	50°/245°	112.8	117.4	4.6	101.7	15.0	3.0
	2810592N	and	172.6	173.9	1.3	182.0	4.3	5.3
PD-58	504137E	50°/065°	38.1	181.3	143.2	213.5	469.9	6.2
	2810443N	incl.	137.9	175.3	37.3	424.7	122.4	12.4
PD-59	504502E	90°/00°	163.1	205.4	42.4	202.7	139.0	5.9
	2810519N
PD-60	504464E	45°/270°	16.8	42.7	25.9	128.0	85.0	3.7
and	2810790N		153.9	181.4	27.4	60.5	90.0	1.8
PD-61	504194E	65°/65°	131.3	180.1	48.8	149.6	160.2	4.4
	2810555N
PD-62	504480E	45°/270°	157.0	167.8	10.9	60.3	35.6	1.8
	2810631N
PD-63	504234E	75°/65°	193.9	213.7	19.8	62.3	65.0	1.8
	2810683N		235.0	288.3	53.3	154.8	175.0	4.5
PD-64	504481E	90°/00°	88.4	204.6	116.2	128.6	381.2	3.8
	2810631N
PD-65	504477E	45°/270°	21.3	71.6	50.3	189.8	165.0	5.5
	2810754N

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above.

All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.